Exhibit 6.3

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is dated May 26, 2019 (“Effective Date”), and is between Gladstone Management Corporation, a Delaware corporation (the “Company”), and Terry L. Brubaker, a resident of the State of South Carolina (hereinafter referred to as “you” or “your”).

WHEREAS, you have been employed by the Company pursuant to a Second Amended and Restated Employment Agreement, which expired at 11:59 pm on May 25, 2019 (the “Expired Agreement”);

WHEREAS, following the expiration of the Expired Agreement, the Company wants to retain you as an employee and you want to perform duties for the Company on an at-will basis, with the intent of the parties that there be no break in employment with the Company following the expiration of the Expired Agreement, and that continuation of your employment be under the terms and conditions set forth below;

NOW, THEREFORE, in consideration of the mutual promises contained herein, you and the Company agree as follows:

1.	Employment.

a.

The Company hereby employs you during the Employment Term (defined in paragraph 4(a)) under the terms and conditions contained herein, including those contained in Schedule A and Schedule B, attached hereto.

b.

Your job title will be Chief Operating Officer and you will be responsible for such duties consistent with that position, and such other duties as may be from time to time assigned to you by the Chairman of the Board of Directors of the Company (the “Chairman”), You agree to perform these duties diligently, faithfully, and in accordance with the highest professional standards.

c.

You agree to live within easy flying distance of the McLean, Virginia area in order to perform your duties hereunder. You understand that you will be required to travel from time to time in order to perform your duties hereunder, and agree to undertake such travel as part of his duties under the terms of this Agreement.

d.	By accepting this employment, you agree to abide by the Company’s rules, regulations, code of ethics, and practices, as they may be from time to time adopted or modified.

2.

Compensation. For performance of all services rendered hereunder, during the Employment Term you will be compensated as set forth in Schedule A. Schedule A may be amended by from time to time without affecting any other provisions of the Agreement.

3.	Benefits. The Company will provide you with the benefits set forth on Schedule A.

4.	Term and Termination.

a.

Employment Term/At Will Employment. The employment relationship is terminable at will, at any time by either party, for any reason, with or without notice. The Employment Term begins at 12:00 am on May 26, 2019, and ends upon the termination of your employment with the Company.

b.

Cooperation after Termination. Following any notice of termination of your employment by you or the Company, you agree to fully cooperate with the Company in all matters related to winding up your work with the Company and the orderly transfer of such work to other employees as may be designated.

c.

Return of Business Property. Upon termination of employment for whatever reason, or at such earlier time upon demand of the Company, you agree to immediately deliver or cause to be delivered to the Company all books, documents, money, computers, credit cards, or other property (including any and all Confidential Information (as defined Section 8)) belonging to the Company which is in your possession, custody, or control.

5.

Compensation after Termination. If your employment is terminated for any reason, then you (or your estate, as the case may be) will be entitled to no compensation, including but not limited to severance pay, from the Company following the date of such termination other than your accrued but unpaid compensation due for the period up to the effective date of the termination, except as otherwise expressly provided by the terms of any applicable benefit plans.

6.

Conflicts of Interest. You represent that you are not a party to a contract or subject to any other obligation that would preclude you from performing services for the Company. You agree that during the Employment Term, you will devote substantially all of your business time, attention, and efforts to your duties hereunder. You agree that you will not be employed by any unaffiliated entity, or serve on the Board or officer of any other entity during the Employment Term, except as agreed to with the Company. You further agree that during the Employment Term, you will not (i) solely or jointly with others undertake or join any planning for or organization of any business activity competitive with the business activities of the Company, or (ii) directly or indirectly, engage, or participate in other activities in conflict with the best interests of the Company.

7.

Work Product. You agree that all materials, processes or discoveries conceived, made or developed by you in connection with the performance of duties under this Agreement (collectively, the “Work Product”) will be the exclusive property of the Company, whether or not reduced to writing. You agree that all such Work Product is “work made for hire” for the Company under the copyright laws of the United States. You hereby assign to the Company all right, title and interest in the Work Product, including all intellectual property rights therein. You will sign any additional documents reasonably requested by the Company to enable the Company to register, secure or enforce its rights in the Work Product.

8.

Confidentiality. You acknowledge that, by reason of your employment by the Company, you will have had an will have access to confidential information of the Company and its subsidiaries and affiliates, including, without limitation, information and knowledge pertaining to products, inventions, discoveries, improvements, innovations, designs, ideas, trade secrets, proprietary information, manufacturing, packaging, advertising, distribution and sales methods, sales and profit figures, customer and client lists and relationships between the Company, any of its subsidiaries or affiliates and dealers, distributors, sales representatives, wholesalers, customers, clients, suppliers and others who have business dealings with them (“Confidential Information”). You acknowledge that such Confidential Information is a valuable and unique asset of the Company and its subsidiaries and affiliates and covenant that, both during and after the Employment Term, you will not disclose any Confidential Information to any person (except as you duties as an employee of the Company may require) without the prior written authorization of the Board of Directors of the Company. The obligation of confidentiality imposed by this Section 8 shall not apply to Confidential Information that otherwise becomes generally known in the industry or to the public through no act of you in breach of this Agreement or any other party in violation of an existing confidentiality agreement with the Company or any subsidiary or affiliate or which is required to be disclosed by court order or applicable law. Pursuant to the Defend Trade Secrets Act of 2016, and notwithstanding any other provision of this Agreement, you will not be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that: (i) is made: (I) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (II) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. If you file a lawsuit for retaliation by the Company for reporting a suspected violation of law, you may disclose the Company’s trade secrets to your attorney and use the trade secret information in the court proceeding if you (I) file any document containing the trade secret under seal; and (II) do not disclose the trade secret, except pursuant to court order.

9.	Covenant Not to Complete.

a.

Scope of Covenant. You agree that during the Employment Term and for two (2) years commencing upon the termination of your employment (for any reason whatsoever) you shall not, directly or indirectly, for yourself or on behalf of or in conjunction with any other person, persons, company, partnership, corporation or business of whatever nature, without the prior written consent of the Company:

(i) engage, as an officer, director, shareholder, owner, partner, joint venturer, or in a managerial capacity, whether as an employee, independent contractor, consultant or advisor, or as a sales representative, in any business selling any products or services in direct competition with the Company within the United States (the “Territory”), where the services you would provide to such business are similar to the services you provided to the Company;

(ii) call upon any person who is at that time, or who was at any time within one (1) year prior to that time, an employee of the Company (including the respective subsidiaries thereof) in a managerial capacity for the purpose or with the intent of enticing such employee away from or out of the employ of the Company (including the respective subsidiaries thereof), provided that you shall be permitted to call upon and hire any member of your immediate family;

(iii) call upon any person or entity which is, at that time, or which has been, within one (1) year prior to that time, a customer of the Company (including the respective subsidiaries thereof) within the Territory for the purpose of soliciting or selling products or services in direct competition with the Company (including the respective subsidiaries thereof) within the Territory; or

(iv) call upon any prospective acquisition candidate, on your own behalf or on behalf of any competitor, which candidate was either called upon by the Company (including the respective subsidiaries thereof) or for which the Company (including the respective subsidiaries thereof) made an acquisition analysis, for the purpose of acquiring such entity;

provided, however, that nothing in Section 9(a) shall be construed to preclude you from making any investments in the securities of any business enterprise, whether or not engaged in competition with the Company or any of its subsidiaries, to the extent that such securities are actively traded on a national securities exchange or in the over-the-counter market in the United States or on any foreign securities exchange.

For purposes of this Agreement, “businesses in competition with the Company” are any entities or persons who make senior, and subordinated loans to small and medium sized private businesses, or to businesses that are substantially owned by buyout or venture capital funds or similar institutional investors.

(b) Reasonableness. It is agreed by the parties that the foregoing covenants in this Section 9 impose a reasonable restraint on you in light of the activities and business of the Company (including the Company’s subsidiaries) on the date of the execution of this Agreement and the current plans of the Company (including the Company’s subsidiaries); but it is also the intent of the Company and you that such covenants be construed and enforced in accordance with the changing activities, business and locations of the Company (including the Company’s other subsidiaries) throughout the term of this covenant.

(c) Severability. The covenants in this Section 9 are severable and separate, and the unenforceability of any specific covenant shall not affect the provisions of any other covenant. Moreover, in the event any court of competent jurisdiction shall determine that the scope, time or territorial restrictions set forth are unreasonable, then it is the intention of the parties that such restrictions be enforced to the fullest extent which the court deems reasonable, and this Agreement shall thereby be reformed.

(d) Enforcement by the Company not Limited. All of the covenants in this Section 9 shall be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of you against the Company, whether predicated in this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of such covenants. It is specifically agreed that the period of two (2) years stated at the beginning of this Section 9, during which the agreements and covenants made in this Section 9 shall be effective, shall be computed by excluding from such computation any time during which you are in violation of any provision of this Section 9.

(e) Restrictive Covenants in Expired Agreement. The provisions this Section 9 supersede and replace the provisions of Section 7 of the Expired Agreement.

10.

Specific Performance. You acknowledge that the services to be rendered by you are of a special, unique and extraordinary character and, in connection with such services, you will have access to confidential information vital to the Company’s business and the business of the Company’s subsidiaries and affiliates. By reason of this, you consent and agree that if you violate any of the provisions of Section 8 or 9 hereof, the Company and its subsidiaries and affiliates would sustain irreparable injury and that monetary damages would not provide adequate remedy to the Company or any of its subsidiaries or affiliates. Therefore, you hereby agree that the Company and any affected subsidiary and affiliate shall be entitled to have Section 8 or 9 hereof, specifically enforced (including, without limitation, by injunctions and restraining orders) by any court having equity jurisdiction. Nothing contained herein shall be construed as prohibiting the Company or any of its subsidiaries or affiliates from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of damages from you.

11.	Miscellaneous.

a.

Deductions and Withholding. You agree that the Company or its subsidiaries or affiliates, as applicable, shall withhold from any and all compensation paid to and required to be paid to you pursuant to this Agreement, all Federal, state, local and/or other taxes which the Company determines are required to be withheld in accordance with applicable statutes or regulation from time to time in effect and all amounts required to be deducted in respect of your coverage under applicable employee benefits plans.

b.

Headings. The headings set forth at the beginning of each paragraph of this Agreement are inserted for convenience of reference only and will in no way be construed as part of this Agreement or as a limitation on the scope of the particular provision to which the heading refers.

c.

Severability. If any provision of this Agreement is found to be unreasonable or invalid by a court of competent jurisdiction, such provision will be enforceable to the maximum extent allowed by the law of that jurisdiction. Each provision herein will be treated as a separate and independent clause and, therefore, if any one provision is deemed unenforceable and a court does not reform it such that it is enforceable, it will be deemed stricken from this Agreement, and will not, in any way, affect the enforceability of any other clause.

d.

Entire Agreement. This Agreement, including Schedules A [and B], sets forth the entire understanding between you and the Company with respect to the matters described herein and supersedes all prior agreements and understandings, whether oral or written, between you and the Company. No change or modification of this Agreement will be valid or binding unless the same is in writing and signed by the party against whom such change or modification is sought to be enforced.

e.

Waiver. The waiver by the Company of a breach of any provision of this Agreement by you shall not operate or be construed as waiver of any subsequent breach by you. The waiver by you of a breach of any provision of this Agreement by the Company shall not operate or be construed as a waiver of any subsequent breach by the Company.

f.

Successors and Assigns. This Agreement is be binding upon, and inures to the benefit of, you and the Company, and their respective heirs, personal and legal representatives, and successors and assigns.

g.

Assignment. In no event may any of your obligations hereunder be assigned or otherwise transferred (including by operation of law). The Company may assign its rights and obligations under this Agreement to any person or entity that purchases all, or substantially all, of the assets of the Company, or is otherwise a successor-in-interest to the Company, and this Agreement is enforceable by the Company and any successor-in-interest by merger, sale, acquisition, or transfer.

h.

Notices. All notices to the Company or you permitted or required hereunder shall be in writing and shall be delivered personally, by telecopier or by courier service providing for next-day delivery or sent by registered or certified mail, return receipt requested, to the following addresses:

If to the Company:	Gladstone Management Corporation
1521 Westbranch Drive, Suite 200
McLean, Virginia 22102
Attn: David Gladstone, Chairman

If to you:	Terry L. Brubaker
1 Beach Lagoon Road #24
Hilton Head, SC 29928

Either party may change the address to which notices shall be sent by sending written notice of such change of address to the other party. Any such notice shall be deemed given, if delivered personally, upon receipt; if telecopied, when telecopied; if sent by courier service providing for next-day delivery, the next business day following deposit with such courier service; and if sent by certified or registered mail; three days after deposit (postage prepaid) with the U.S. mail service.

i.	Governing Law. This Agreement will be governed in all respects by the law of the Commonwealth of Virginia, without regard to the conflict of laws principles of that jurisdiction.

j.

Jurisdiction. Any action to enforce any of the provisions of this Agreement shall be brought in a local or federal court in the Eastern District of Virginia. The parties consent to the jurisdiction of such court and to the service of process in any manner provided by Virginia law, and waive any objection to venue, service, or personal jurisdiction based on an action brought in such court.

k.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

l.

Survival. Provisions of this Agreement which by their terms must survive termination of employment in order to effectuate the intent of the parties (including sections 8, 9, and 10) will survive such termination.

The parties have executed this Agreement as of the day and the year first stated above.

Gladstone Management Corporation

By:	/s/ David Gladstone

David Gladstone, Chairman

Terry L. Brubaker

/s/ Terry L. Brubaker
Terry L. Brubaker

Schedule A—Compensation and Benefits (Terry L. Brubaker)

Effective Date: May 26, 2019

Base Salary: $219,000

Incentive Bonus: Eligible as an employee

Carried Interest Plan: continue participating at the current rate.

Hours: 30 hours per week

Vacation: 4 weeks of vacation

Standard Benefits: same as all employees

Expense Reimbursement: The Company agrees to reimburse you, within thirty (30) days of presentation, for all reasonable and necessary travel, business entertainment and other business out-of-pocket expenses incurred or expended by him in connection with the performance of his duties hereunder upon presentation of proper expense statements or vouchers or such other supporting information as the Company may reasonably require of you.

Limits on Reimbursements or Provisions of In Kind Benefits: Notwithstanding anything herein to the contrary, the Company’s obligation to make reimbursements or provide in-kind benefits pursuant to this Schedule A or other provisions of this Agreement shall be subject to the following restrictions: (i) the Company’s policies regarding expenses and perquisites provide an objectively determinable nondiscretionary definition of expenses eligible for reimbursement or the in-kind benefits to be provided (ii) you must provide documentation of any reimbursable expenses in accordance with the Company’s then existing policies and procedures, (iii) the expenses paid or reimbursed in one fiscal year shall not affect the expenses paid or reimbursed in another fiscal year, and (iv) reimbursement for any expenses shall be made within a reasonable period of time following the date on which the Company received written documentation of the expenses, provided that all expenses will be reimbursed on or before the last day of the fiscal year following the fiscal year in which the expenses was incurred.

Schedule B—Job Duties (Terry L. Brubaker)

1.	Be available to stand in for David Gladstone if called upon by the Directors.

2.	Work on potential investments.

3.	Work on problem investments.

4.	Serve on Investment Committee